FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 24 February, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

CONSOLIDATED INCOME STATEMENT

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2020	2019	2018
Continuing operations
Net sales	1	5,146,734	7,294,055	7,658,588
Cost of sales	2	(4,087,317)	(5,107,495)	(5,279,300)
Gross profit		1,059,417	2,186,560	2,379,288
Selling, general and administrative expenses	3	(1,119,227)	(1,365,974)	(1,509,976)
Impairment charge	5	(622,402)	-	-
Other operating income	6	33,393	23,004	15,059
Other operating expenses	6	(14,252)	(11,199)	(12,558)
Operating (loss) income		(663,071)	832,391	871,813
Finance income	7	18,387	47,997	39,856
Finance cost	7	(27,014)	(43,381)	(36,942)
Other financial results	7	(56,368)	14,667	34,386
(Loss) income before equity in earnings of non-consolidated companies and income tax		(728,066)	851,674	909,113
Equity in earnings of non-consolidated companies	13	108,799	82,036	193,994
(Loss) income before income tax		(619,267)	933,710	1,103,107
Income tax	8	(23,150)	(202,452)	(229,207)
(Loss) income for the year		(642,417)	731,258	873,900

Attributable to:
Owners of the parent		(634,418)	742,686	876,063
Non-controlling interests		(7,999)	(11,428)	(2,163)
		(642,417)	731,258	873,900
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (losses) earnings per share (U.S. dollars per share)		(0.54)	0.63	0.74
Basic and diluted (losses) earnings per ADS (U.S. dollars per ADS) (*)		(1.07)	1.26	1.48

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018
(Loss) income for the year	(642,417)	731,258	873,900
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	31,172	(27,294)	(96,916)
Change in value of cash flow hedges and instruments at fair value	(9,832)	3,039	(6,701)
Income tax relating to components of other comprehensive income	2,376	(707)	34
From participation in non consolidated companies:
- Currency translation adjustment (*)	(31,977)	(10,781)	1,848
- Changes in the fair value of derivatives held as cash flow hedges and others	792	812	(132)
	(7,469)	(34,931)	(101,867)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(4,971)	(9,272)	7,963
Income tax on items that will not be reclassified	770	1,545	(1,932)
Remeasurements of post employment benefit obligations of non-consolidated companies	634	(9,878)	(3,855)
	(3,567)	(17,605)	2,176
Other comprehensive (loss) for the year, net of tax	(11,036)	(52,536)	(99,691)
Total comprehensive (loss) income for the year	(653,453)	678,722	774,209
Attributable to:
Owners of the parent	(643,435)	690,095	776,713
Non-controlling interests	(10,018)	(11,373)	(2,504)
	(653,453)	678,722	774,209

(*) For 2018 and 2019 Tenaris recognized its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment. In 2020 Ternium changed the functional currency of its Argentine subsidiary to U.S. dollar and IAS 29 is no longer applicable.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2020		At December 31, 2019
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,193,181		6,090,017
Intangible assets, net	11	1,429,056		1,561,559
Right-of-use assets, net	12	241,953		233,126
Investments in non-consolidated companies	13	957,352		879,965
Other investments	19	247,082		24,934
Deferred tax assets	21	205,590		225,680
Receivables, net	14	154,303	9,428,517	157,103	9,172,384

Current assets
Inventories, net	15	1,636,673		2,265,880
Receivables and prepayments, net	16	77,849		104,575
Current tax assets	17	136,384		167,388
Trade receivables, net	18	968,148		1,348,160
Derivative financial instruments	25	11,449		19,929
Other investments	19	872,488		210,376
Cash and cash equivalents	19	584,681	4,287,672	1,554,299	5,670,607
Total assets			13,716,189		14,842,991

EQUITY
Capital and reserves attributable to owners of the parent			11,262,888		11,988,958
Non-controlling interests			183,585		197,414
Total equity			11,446,473		12,186,372

LIABILITIES
Non-current liabilities
Borrowings	20	315,739		40,880
Lease liabilities	12	213,848		192,318
Deferred tax liabilities	21	254,801		336,982
Other liabilities	22 (i)	245,635		251,383
Provisions	23	73,218	1,103,241	54,599	876,162

Current liabilities
Borrowings	20	303,268		781,272
Lease liabilities	12	43,495		37,849
Derivative financial instruments	25	3,217		1,814
Current tax liabilities	17	90,593		127,625
Other liabilities	22 (ii)	202,826		176,264
Provisions	24 (ii)	12,279		17,017
Customer advances		48,692		82,729
Trade payables		462,105	1,166,475	555,887	1,780,457
Total liabilities			2,269,716		2,656,619
Total equity and liabilities			13,716,189		14,842,991

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the year	-	-	-	-	-	(634,418)	(634,418)	(7,999)	(642,417)
Currency translation adjustment	-	-	-	30,849	-	-	30,849	323	31,172
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(4,664)	428	(4,236)	35	(4,201)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,079)	-	(5,079)	(2,377)	(7,456)
From other comprehensive income of non-consolidated companies	-	-	-	(31,977)	1,426	-	(30,551)	-	(30,551)
Other comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	428	(9,017)	(2,019)	(11,036)
Total comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	(633,990)	(643,435)	(10,018)	(653,453)
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	2	-	2	1,490	1,492
Dividends paid in cash	-	-	-	-	-	(82,637)	(82,637)	(5,301)	(87,938)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 26 (iii).

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 34.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Section II AP)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017 restated	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the year	-	-	-	-	-	876,063	876,063	(2,163)	873,900
Currency translation adjustment	-	-	-	(96,673)	-	-	(96,673)	(243)	(96,916)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	6,135	-	6,135	(104)	6,031
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,673)	-	(6,673)	6	(6,667)
From other comprehensive income of non-consolidated companies	-	-	-	1,848	(3,987)	-	(2,139)	-	(2,139)
Other comprehensive (loss) for the year	-	-	-	(94,825)	(4,525)	-	(99,350)	(341)	(99,691)
Total comprehensive income (loss) for the year	-	-	-	(94,825)	(4,525)	876,063	776,713	(2,504)	774,209
Acquisition and other changes in non-controlling interests	-	-	-	-	(2)	-	(2)	(22)	(24)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(3,661)	(487,681)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2019 and 2018 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) Mainly related to Saudi Steel Pipe Company (“SSPC”) acquisition. See note 32.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2020	2019	2018
Cash flows from operating activities
(Loss) income for the year		(642,417)	731,258	873,900
Adjustments for:
Depreciation and amortization	10, 11 & 12	678,806	539,521	664,357
Impairment charge	5	622,402	-	-
Income tax accruals less payments	28(ii)	(117,214)	(193,417)	58,494
Equity in earnings of non-consolidated companies	13	(108,799)	(82,036)	(193,994)
Interest accruals less payments, net	28(iii)	(538)	(4,381)	6,151
Changes in provisions		(13,175)	2,739	(8,396)
Changes in working capital	28(i)	1,059,135	523,109	(737,952)
Currency translation adjustment and others		42,183	11,146	(51,758)
Net cash provided by operating activities		1,520,383	1,527,939	610,802

Cash flows from investing activities
Capital expenditures	10 & 11	(193,322)	(350,174)	(349,473)
Changes in advance to suppliers of property, plant and equipment		(1,031)	3,820	4,851
Acquisition of subsidiaries, net of cash acquired	32	(1,025,367)	(132,845)	-
Investment in companies under cost method		-	(2,933)	-
Additions to associated companies	33	-	(19,610)	-
Loan to non-consolidated companies	13 (c)	-	-	(14,740)
Repayment of loan by non-consolidated companies	13 (c)	-	40,470	9,370
Proceeds from disposal of property, plant and equipment and intangible assets		14,394	2,091	6,010
Dividends received from non-consolidated companies	13	278	28,974	25,722
Changes in investments in securities		(887,216)	389,815	717,368
Net cash (used in) provided by investing activities		(2,092,264)	(40,392)	399,108

Cash flows from financing activities
Dividends paid	9	(82,637)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(5,301)	(1,872)	(3,498)
Changes in non-controlling interests		2	1	(24)
Payments of lease liabilities	12	(48,553)	(41,530)	-
Proceeds from borrowings		658,156	1,332,716	1,019,302
Repayments of borrowings		(896,986)	(1,159,053)	(1,432,202)
Net cash used in financing activities		(375,319)	(353,758)	(900,442)

(Decrease) increase in cash and cash equivalents		(947,200)	1,133,789	109,468
Movement in cash and cash equivalents
At the beginning of the year		1,554,275	426,717	330,090
Effect of exchange rate changes		(22,492)	(6,231)	(12,841)
(Decrease) increase in cash and cash equivalents		(947,200)	1,133,789	109,468
At December 31,		584,583	1,554,275	426,717

		At December 31,
Cash and cash equivalents		2020	2019	2018
Cash and bank deposits		584,681	1,554,299	428,361
Bank overdrafts	20	(98)	(24)	(1,644)
		584,583	1,554,275	426,717

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Income tax
G	Right-of-use assets and lease liabilities	9	Dividends distribution
H	Impairment of non-financial assets	10	Property, plant and equipment, net
I	Other investments	11	Intangible assets, net
J	Inventories	12	Right-of-use assets, net and lease liabilities
K	Trade and other receivables	13	Investments in non-consolidated companies
L	Cash and cash equivalents	14	Receivables - non current
M	Equity	15	Inventories, net
N	Borrowings	16	Receivables and prepayments, net
O	Current and deferred income tax	17	Current tax assets and liabilities
P	Employee benefits	18	Trade receivables, net
Q	Provisions	19	Cash and cash equivalents and other investments
R	Trade and other payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and other selling expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Foreign exchange control measures in Argentina
A	Financial risk factors	28	Cash flow disclosures
B	Category of financial instruments and classification within the fair value hierarchy	29	Related party transactions
C	Fair value estimation	30	Fees paid to the Company's principal accountant
D	Accounting for derivative financial instruments and hedging activities	31	Principal subsidiaries
		32	Business combinations
		33	Agreement to build a welded pipe plant in West Siberia
		34	Agreement to build a steel pipe premium connection threading plant in Baotou
		35	Closure of facilities at JFE’s Keihin steel complex
		36	Closure of Prudential Steel LTD
		37	Cancellation of title deed in Saudi Steel Pipe Company
		38	Nationalization of Venezuelan Subsidiaries
		39	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition
		40	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 31 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 24, 2021.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets (note II.H); income taxes (note II.O); obsolescence of inventory (note II.J); loss contingencies (note II.Q); allowance for trade receivables (note II.K); defined benefit obligations (note II.P); business combinations (notes II.B, IV.32); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H); property title ownership restriction (note 37). During the period there were no material changes in the significant accounting estimates.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of deferred tax assets, and their recoverability, impairment testing, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities. In the twelve-month period ended December 31, 2020, management conducted impairment tests and recorded impairment charges over certain long-lived assets. Refer to notes 5 and 39 for further information on impairment of assets and the impact of the oil and gas crisis and the COVID-19 pandemic.

(1)	Accounting pronouncements applicable as from January 1, 2020 and relevant for Tenaris

IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions”

The Company chose not to adopt the optional amendment to IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions”. An assessment was conducted and the Company concluded that the impact was not material.

Other accounting pronouncements that became effective during 2020 have no material effect on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B	Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Ternium

At December 31, 2020, Tenaris held 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à.r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

Usiminas

At December 31, 2020, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 36.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

Confab’s acquisition of the Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Tenaris’s affiliate Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

At December 31, 2020, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

The corporate governance rules reflected in the Usiminas shareholders agreement include, among others, an alternation mechanism for the nomination of each of the Chief Executive Officer (“CEO”) and the Chairman of the board of directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Such separate agreement includes, among others, provisions granting Confab certain rights relating to the T/T Group’s nomination of Usiminas’ officers and directors under the Usiminas shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, Tenaris accounts for its investment in Usiminas under the equity method (as defined by IAS 28).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B	Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. Tenaris, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen. The Company, Ternium and Tecpetrol are under the indirect common control of San Faustin; consequently, Tenaris accounts its interest in Techgen under the equity method (as defined by IAS 28).

Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. Through the shareholders agreement, SSPC is entitled to choose one of the five members of the Board of Directors of GPC. In addition, SSPC has the ability to block any shareholder resolution. Based on the facts stated above, the Company has determined that it has significant influence over this entity and accounts for its investment in GPC under the equity method (as defined by IAS 28).

Tenaris carries its investments in non consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2020, 2019 and 2018, no impairment provisions were recorded in any of the aforementioned investments. See note 13.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (“CODM”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses for 2020 of $45 million and did not materially affect depreciation expenses for 2019 and 2018.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

F	Intangible assets (Cont.)

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, resulted in additional amortization expenses for 2020 of $11.1 million and did not materially affect amortization expenses for 2019 and 2018.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2020, 2019 and 2018, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2020, 2019 and 2018.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2020, 2019 and 2018 totaled $41.8 million, $61.1 million and $63.4 million, respectively.

Capitalized costs were not material for the years 2020, 2019 and 2018.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, as well as the more recent acquisitions of Saudi Steel Pipes (“SSPC”) and Ipsco Tubulars Inc. (“IPSCO”).

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

In 2018 the Company reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2020 the net book value of IPSCO’s customer relationship amounts to $51.3 with a residual life of 2 years, SSPC’s customer relationship amounts to $63.8 million, with a residual useful life of 7 years, while Maverick’s and Hydril’s customer relationships are fully amortized.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

G	Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

H	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test. Or more frequently if events or circumstances indicate that the carrying amount value may be impaired.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

H	Impairment of non-financial assets (Cont.)

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5.

I	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets “at fair value through other comprehensive income” (“FVOCI”). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

J	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K	Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

L	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

M	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2020, 2019 and 2018 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 26 (iii).

N	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

O	Current and deferred income tax (Cont.)

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income for the year in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

P	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

P	Employee benefits (Cont.)

(2)	Post employment benefits (Cont.)

For defined benefit plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2020 the outstanding liability for this plan amounts to $36.9 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2020 the outstanding liability for this plan amounts to $17.3 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2020 the outstanding liability for these plans amounts to $13.6 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2020 the outstanding liability for this plan amounts to $10.6 million.

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Until 2017 units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018 units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2020 and 2019, the outstanding liability corresponding to the Program amounts to $82.4 million and $99.0 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2020 and 2019, is $108.7 million and $119.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

P	Employee benefits (Cont.)

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with note 26.

R	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to the short-term nature their carrying amounts are considered to be the same as their fair value.

S	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

S	Revenue recognition (Cont.)

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe Management Services. This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services. Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered. The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services, the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights, the Company recognized the revenue on a pro rata bases considering the units delivered and time elapsed.

Field services, the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Construction contracts revenues is recognized in accordance with the stage of the project completion.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

T	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

V	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

For equity instruments, these are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.05 as of December 31, 2020 and 0.06 as of December 31, 2019. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 25.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2020 and 2019.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2020	2019
Argentine Peso / U.S. dollar	(39,561)	(95,811)
Euro / U.S. dollar	(291,362)	(103,518)
Saudi Arabian Riyal / U.S. dollar	(125,789)	(107,582)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2020 and 2019 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $1.0 million as of December 31, 2020 and 2019 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

▪	Euro / U.S. dollar

As of December 31, 2020 and 2019, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $2.9 million and $1.0 million as of December 31, 2020 and 2019, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. dollar

As of December 31, 2020 and 2019 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2020 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.1 million (including a loss / gain of $1.0 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $2.3 million. For balances held as of December 31, 2019, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.6 million (including a loss / gain of $4.9 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $0.6 million.

The Company entered into foreign exchange derivative contracts to mitigate the exposure to fluctuations in exchange rates.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2020		2019
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	237,320	38%	768,002	93%
Variable rate	381,687	62%	54,150	7%
Total	619,007		822,152

(*) Out of the $237 million fixed rate borrowings, $197 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.1 million in 2020 and $7.7 million in 2019.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2020, 2019 and 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

A. Financial Risk Factors (Cont.)

(iv)	Credit risk (Cont.)

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See Section II.K.

As of December 31, 2020 and 2019 trade receivables amounted to $968.1 million and $1,348.2 million respectively. Trade receivables have guarantees under credit insurance of $134.9 million and $178.7 million, letter of credit and other bank guarantees of $47.8 million and $55.2 million, and other guarantees of $8.8 million and $0.6 million as of December 31, 2020 and 2019 respectively.

As of December 31, 2020 and 2019, overdue trade receivables amounted to $195.9 million and $242.7 million, respectively. As of December 31, 2020 and 2019, overdue guaranteed trade receivables amounted to $20.7 million and $28.7 million; and the allowance for doubtful accounts amounted to $53.7 million and $48.8 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2020, in comparison with approximately 96% as of December 31, 2019.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2020, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets at the end of 2020 and 2019.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2020 and 2019, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2020 and 2019, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 95% of total liquid financial assets.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2020 and 2019.

(all amounts in thousands of U.S. dollars)

		Measurement Categories			At Fair Value
December 31, 2020	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	-	98,183	98,183	-	-
Other investments	872,488	763,697	108,791	-	108,791	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	-	-	-	-	-
U.S. Sovereign Bills	97,982	97,982	-	-	-	-	-
Non - U.S. Sovereign Bills	14,586	14,586	-	-	-	-	-
Certificates of deposits	222,132	222,132	-	-	-	-	-
Commercial papers	268,737	268,737	-	-	-	-	-
Other notes	160,260	160,260	-	-	-	-	-
Bonds and other fixed income	108,791	-	108,791	-	108,791	-	-
Non - U.S. government securities	20,219	-	20,219	-	20,219	-	-
Corporates securities	88,572	-	88,572	-	88,572	-	-
Derivative financial instruments	11,449	-	-	11,449	-	11,449	-
Other Investments Non-current	247,082	-	239,422	7,660	239,422	-	7,660
Bonds and other fixed income	239,422	-	239,422	-	239,422	-	-
Other investments	7,660	-	-	7,660	-	-	7,660
Trade receivables	968,148	968,148	-	-	-	-	-
Receivables C and NC (*)	232,152	90,330	48,659	-	-	-	48,659
Other receivables	138,989	90,330	48,659	-	-	-	48,659
Other receivables (non-financial)	93,163	-	-	-	-	-	-
Total		2,308,673	396,872	117,292	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	-	-	-	-	-
Trade payables	462,105	462,105	-	-	-	-	-
Finance Lease Liabilities C and NC	257,343	257,343	-	-	-	-	-
Derivative financial instruments	3,217	-	-	3,217	-	3,217	-
Total		1,338,455	-	3,217	-	3,217	-

(*) Includes balances related to interest in our Venezuelan companies. See note 38.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

(all amounts in thousands of U.S. dollars)

		Measurement Categories			At Fair Value
December 31, 2019	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	-	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	-	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-	-
Other notes	40,244	40,244	-	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	-	134,990	9,512	-
U.S. government securities	10,211	-	10,211	-	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	-	19,125	9,512	-
Corporates securities	105,654	-	105,654	-	105,654	-	-
Derivative financial instruments	19,929	-	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	18,012	6,922	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	-	18,012	-	-
Other investments	6,922	-	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-	-
Total		1,894,875	211,173	1,193,548	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-	-
Finance Lease Liabilities C and NC	230,167	230,167	-	-	-	-	-
Derivative financial instruments	1,814	-	-	1,814	-	1,814	-
Total		1,608,206	-	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies. See note 38.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See note 38.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following table presents the changes in Level 3 assets:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	55,581	52,985
(Decrease) / Addition	(3,604)	2,933
Increase due to business combinations	3,915	-
Currency translation adjustment and others	427	(337)
At the end of the year	56,319	55,581

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount (including interests accrued) in 2020 and 2019. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives and non derivative financial liabilities (leasing liabilities denominated in Japanese Yen) as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Similarly the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The lease liability will be recognized on the balance sheet at each period end at the exchange rate as of the end of each month. The full fair value of a hedging derivative and the leasing liability is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2020 and 2019, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $4.8 million debit and $2.6 million credit respectively. See note 25.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2020	Tubes	Other	Total
IFRS - Net Sales	4,844	303	5,147

Management view - operating (loss)	(277)	(50)	(327)
Differences in cost of sales	(138)	4	(134)
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(2)	-	(2)
Differences in other operating income (expenses), net	(200)	-	(200)
IFRS - operating (loss)	(616)	(47)	(663)
Financial income (expense), net			(65)
(Loss) before equity in earnings of non-consolidated companies and income tax			(728)
Equity in earnings of non-consolidated companies			109
(Loss) before income tax			(619)
Capital expenditures	189	4	193
Depreciation and amortization	661	18	679

Year ended December 31, 2019	Tubes	Other	Total
IFRS - Net Sales	6,870	424	7,294

Management view - operating income	857	73	930
Differences in cost of sales	(105)	3	(102)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	756	77	833
Financial income (expense), net			19
Income before equity in earnings of non-consolidated companies and income tax			852
Equity in earnings of non-consolidated companies			82
Income before income tax			934
Capital expenditures	338	12	350
Depreciation and amortization	523	17	540

Year ended December 31, 2018	Tubes	Other	Total
IFRS - Net Sales	7,233	426	7,659

Management view - operating income	702	81	783
Differences in cost of sales	112	7	119
Differences in depreciation and amortization	(34)	-	(34)
Differences in selling, general and administrative expenses	(2)	6	4
IFRS - operating income	778	94	872
Financial income (expense), net			37
Income before equity in earnings of non-consolidated companies and income tax			909
Equity in earnings of non-consolidated companies			194
Income before income tax			1,103
Capital expenditures	346	3	349
Depreciation and amortization	645	19	664

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $16.9, $36.2 and $52.4 million in 2020, 2019 and 2018, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. See Section II.C - Segment Information. The main difference in Other operating income (expenses), net is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total
Year ended December 31, 2020
Net sales	2,179,949	776,235	642,793	1,227,532	320,225	-	5,146,734
Total assets	8,071,574	1,868,458	1,461,738	804,559	552,508	957,352	13,716,189
Trade receivables	411,692	115,972	139,427	210,194	90,863	-	968,148
Property, plant and equipment, net	3,971,101	1,050,619	823,057	242,939	105,465	-	6,193,181
Capital expenditures	71,531	63,111	39,691	10,452	8,537	-	193,322
Depreciation and amortization	408,546	106,827	84,518	44,259	34,656	-	678,806

Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521

Year ended December 31, 2018
Net sales	3,611,509	1,462,044	724,733	1,559,988	300,314	-	7,658,588
Total assets	7,971,311	2,489,522	1,913,589	588,746	482,563	805,568	14,251,299
Trade receivables	791,190	280,801	215,202	383,358	66,815	-	1,737,366
Property, plant and equipment, net	3,859,060	1,133,113	848,178	94,040	129,517	-	6,063,908
Capital expenditures	196,220	68,603	77,467	2,047	5,136	-	349,473
Depreciation and amortization	441,705	108,558	82,769	10,389	20,936	-	664,357

(*) For 2020, 2019 and 2018 includes Investments in non-consolidated companies. See note 13.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (26%), Mexico, Argentina, Canada, Saudi Arabia, Brazil and Italy.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represents approximately 24%, 21% and 15% in 2020, 2019 and 2018 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2020	2019	2018
Oil and Gas	4,073	5,757	6,042
Hydrocarbon Processing and Power Generation	371	534	602
Industrial and Other	400	579	589
Total	4,844	6,870	7,233

At December 31, 2020, 2019 and 2018, the Company recognized contract liabilities related to customer advances in the amount of $48.7, $82.7 and $62.7 million, respectively. These amounts related to years 2019 and 2018 were reclassified to revenues during the subsequent year. In these periods, no significant adjustment in revenues were performed related to performance obligations previously satisfied.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Inventories at the beginning of the year	2,265,880	2,524,341	2,368,304
Increase in inventory due to business combinations	199,589	52,966	-
Plus: Charges of the year
Raw materials, energy, consumables and other	1,545,688	2,709,629	3,400,396
Services and fees	154,976	222,415	275,130
Labor cost (*)	757,359	870,261	855,040
Depreciation of property, plant and equipment	503,725	428,791	432,497
Amortization of intangible assets	8,121	5,948	8,220
Depreciation of right-of-use assets	40,127	28,727	-
Maintenance expenses	107,764	284,758	185,782
Allowance for obsolescence	35,809	29,138	25,457
Taxes	45,162	100,738	133,308
Other	59,790	115,663	119,507
	3,458,110	4,849,034	5,435,337
Less: Inventories at the end of the year	(1,636,673)	(2,265,880)	(2,524,341)
	4,087,317	5,107,495	5,279,300

(*) For the year ended December 2020, 2019 and 2018, labor cost includes approximately $81.3 million, $17.2 million and $15.0 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Services and fees	115,883	153,773	128,090
Labor cost (*)	444,436	481,854	470,928
Depreciation of property, plant and equipment	26,814	18,524	16,968
Amortization of intangible assets	82,355	41,967	206,672
Depreciation of right-of-use assets	17,664	15,564	-
Commissions, freight and other selling expenses	310,815	441,442	491,555
Provisions for contingencies	11,957	28,565	23,498
Allowances for doubtful accounts	4,644	(16,256)	1,751
Taxes	63,234	110,876	71,110
Other	41,425	89,665	99,404
	1,119,227	1,365,974	1,509,976

(*) For the year ended December 2020, 2019 and 2018, labor cost includes approximately $61.2 million, $7.4 million and $10.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Wages, salaries and social security costs	1,036,211	1,274,474	1,250,783
Severance indemnities	142,458	24,637	25,225
Defined contribution plans	12,442	12,663	13,217
Pension benefits - defined benefit plans	11,097	18,207	15,390
Employee retention and long term incentive program	(413)	22,134	21,353
	1,201,795	1,352,115	1,325,968

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2020	2019	2018
Mexico	4,501	5,370	5,595
Argentina	4,376	5,405	5,427
Italy	2,039	2,144	2,155
USA	1,596	2,255	2,382
Romania	1,552	1,815	1,852
Brazil	1,360	1,360	1,287
Colombia	746	1,040	1,082
Canada	561	772	1,030
Indonesia	521	616	554
Japan	399	400	399
Other	1,377	2,023	1,204
	19,028	23,200	22,967

5	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A decline during the first months of 2020 in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, also declined. Selling prices of products in North America were also affected by low levels of consumption caused by the spread of COVID-19 pandemic. For more information on these effects, refer to note 39.

The Company conducts regular assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2020, the main discount rates used were in a range between 8.0% and 13.6%.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2020, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

5	Impairment charge (Cont.)

In March, 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, the Company decided to write down the goodwill and other long lived assets recording an impairment charge of approximately $622 million, impacting the carrying value of goodwill of the CGUs OCTG-USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods-USA for $36 million. Out of the total amount, $582 million were allocated to the Tubes segment. No impairment charges were recorded for the years 2019 and 2018.

(all amounts in millions of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	544	225	319
IPSCO	1,169	357	812
Coiled Tubing	108	4	104
Rods - USA	73	36	37

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices, and the evolution of the rig count.

An increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would have generated an additional impairment as showed in the below table.

(all amounts in millions of U.S. dollars)	+100Bps Discount rate	-100Bps Growth rate	-5% Cash flows
OCTG - USA	(60)	(43)	(16)
IPSCO	(117)	(77)	(41)
Coiled Tubing	(12)	(6)	(5)
Rods - USA	(5)	(3)	(2)

6	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Other operating income
Net income from other sales	9,891	8,651	3,604
Net rents	5,501	5,089	4,909
Other	18,001	8,025	6,546
Recovery on allowance for doubtful receivables	-	1,239	-
	33,393	23,004	15,059

Other operating expenses
Contributions to welfare projects and non-profit organizations	12,989	11,199	11,379
Allowance for doubtful receivables	1,263	-	1,179
	14,252	11,199	12,558

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

7	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018

Interest Income	21,625	48,061	42,244
Net result on changes in FV of financial assets at FVPL	-	(64)	(2,388)
Impairment result on financial assets at FVTOCI	(3,238)	-	-
Finance income (*)	18,387	47,997	39,856
Finance cost	(27,014)	(43,381)	(36,942)
Net foreign exchange transactions results (**)	(74,422)	27,868	28,845
Foreign exchange derivatives contracts results (***)	19,644	(11,616)	6,576
Other	(1,590)	(1,585)	(1,035)
Other financial results	(56,368)	14,667	34,386
Net financial results	(64,995)	19,283	37,300

(*) Finance Income:

In 2020, 2019 and 2018 includes $6.5, $7.6 and $3.6 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

In 2020 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary, together with the negative impact from Brazilian Real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian Real, largely offset by the currency translation adjustment reserve from our Brazilian subsidiaries. Also includes the negative result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade, social, fiscal and financial positions at Mexican subsidiaries with functional currency U.S. dollar.

In 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

In 2018 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar, together with the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary.

(***) Foreign exchange derivatives contracts results:

In 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real and Canadian dollar and net payables in Euro.

In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

In 2018 includes mainly gain on derivatives covering net receivables in Canadian dollar.

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Current tax	(121,048)	(299,692)	(343,104)
Deferred tax	97,898	97,240	113,897
Tax charge	(23,150)	(202,452)	(229,207)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

(Loss) Income before income tax	(619,267)	933,710	1,103,107
Less Impairment charges (non deductible)	622,402	-	-
Income before income tax without impairment charges	3,135	933,710	1,103,107

Tax calculated at the tax rate in each country	21,052	(186,752)	(207,422)
Effect of currency translation on tax base	(72,936)	(53,296)	(77,552)
Changes in the tax rates	(958)	13	(1,824)
Utilization of previously unrecognized tax losses	98	547	-
Tax revaluation, withholding tax and others	29,594	37,036	57,591
Tax charges	(23,150)	(202,452)	(229,207)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

8	Income tax (Cont.)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Tax revaluation, withholding tax and others, includes a net tax income of $61 million, $66 million and $65 million for 2020, 2019 and 2018 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $10 million, $34 million and $26 million for 2020, 2019 and 2018 respectively related to withholding taxes for intra-group international operations.

9	Dividends distribution

On November 4, 2020, the Company’s Board of Directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $82.6 million, payable on November 25, 2020, with an ex-dividend date of November 23, 2020.

On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

10	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586
Currency translation adjustment	(545)	72,650	443	(2,095)	(162)	70,291
Increase due to business combinations (*)	39,622	440,366	7,195	16,255	-	503,438
Additions	1,451	1,524	620	157,315	6,845	167,755
Transfers / Reclassifications	5,881	157,473	15,586	(176,589)	-	2,351
Disposals / Consumptions	(5,964)	(61,281)	(8,811)	(968)	(5,392)	(82,416)
Values at the end of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005

Depreciation and impairment
Accumulated at the beginning of the year	121,468	7,302,135	322,966	-	-	7,746,569
Currency translation adjustment	(288)	56,560	405	-	-	56,677
Depreciation charge	11,368	492,973	26,198	-	-	530,539
Impairment charge (See note 5)	-	36,000	-	-	-	36,000
Transfers / Reclassifications	(1)	349	(475)	-	-	(127)
Disposals / Consumptions	(89)	(57,897)	(6,848)	-	-	(64,834)
Accumulated at the end of the year	132,458	7,830,120	342,246	-	-	8,304,824
At December 31, 2020	707,126	5,249,425	72,511	102,226	61,893	6,193,181

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982
Currency translation adjustment	(1,611)	(38,961)	(1,615)	(864)	(256)	(43,307)
Increase due to business combinations (**)	59,468	115,908	1,733	1,630	-	178,739
Additions	16	1,178	1,107	299,412	12,202	313,915
Transfers / Reclassifications	8,723	296,272	28,349	(317,128)	(11,984)	4,232
Disposals / Consumptions	(35)	(27,153)	(7,110)	(2,120)	(2,557)	(38,975)
Values at the end of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586

Depreciation and impairment
Accumulated at the beginning of the year	110,914	6,936,900	310,260	-	-	7,358,074
Currency translation adjustment	(420)	(24,973)	(1,485)	-	-	(26,878)
Depreciation charge	11,409	415,826	20,080	-	-	447,315
Transfers / Reclassifications	(362)	(38)	-	-	-	(400)
Disposals / Consumptions	(73)	(25,580)	(5,889)	-	-	(31,542)
Accumulated at the end of the year	121,468	7,302,135	322,966	-	-	7,746,569
At December 31, 2019	677,671	5,166,678	76,758	108,308	60,602	6,090,017

(*) Related to IPSCO acquisition. See note 32.

(**) Related to SSPC acquisition. See note 32.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2020 and 2019 of $33.6 million and $35.4 million, respectively. There were no interest capitalized during 2020 and 2019.

The carrying amounts of assets pledged as security for current and non-current borrowings are immaterial for the years 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

11	Intangible assets, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	604,870	463,742	2,117,837	2,140,051	5,326,500
Currency translation adjustment	1,108	220	(5,058)	-	(3,730)
Increase due to business combinations (**)	11,563	87,000	357,183	71,100	526,846
Additions	24,965	602	-	-	25,567
Transfers / Reclassifications	(1,393)	-	-	-	(1,393)
Disposals	(3,761)	(1,064)	-	-	(4,825)
Values at the end of the year	637,352	550,500	2,469,962	2,211,151	5,868,965

Amortization and impairment
Accumulated at the beginning of the year	536,337	373,772	797,592	2,057,240	3,764,941
Currency translation adjustment	890	(1)	-	-	889
Amortization charge	42,931	8,760	-	38,785	90,476
Impairment charge (See note 5)	-	-	586,402	-	586,402
Transfers / Reclassifications	931	-	-	-	931
Disposals	(3,730)	-	-	-	(3,730)
Accumulated at the end of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
At December 31, 2020	59,993	167,969	1,085,968	115,126	1,429,056

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	580,622	464,571	2,085,936	2,058,859	5,189,988
Currency translation adjustment	(1,917)	(70)	(968)	-	(2,955)
Increase due to business combinations (***)	405	-	32,869	81,192	114,466
Additions	35,487	772	-	-	36,259
Transfers / Reclassifications	(4,665)	-	-	-	(4,665)
Disposals	(5,062)	(1,531)	-	-	(6,593)
Values at the end of the year	604,870	463,742	2,117,837	2,140,051	5,326,500

Amortization and impairment
Accumulated at the beginning of the year	513,984	373,466	797,592	2,038,981	3,724,023
Currency translation adjustment	(1,734)	-	-	-	(1,734)
Amortization charge	28,937	719	-	18,259	47,915
Disposals	(4,850)	(413)	-	-	(5,263)
Accumulated at the end of the year	536,337	373,772	797,592	2,057,240	3,764,941
At December 31, 2019	68,533	89,970	1,320,245	82,811	1,561,559

(*) Includes Proprietary Technology.

(**) Related to IPSCO acquisition. See note 32.

(***) Related to SSPC acquisition. See note 32.

The geographical allocation of goodwill for the year ended December 31, 2020 was $939.2 million for North America, $111.1 million for South America, $33.7 million for Middle East & Africa and $2.0 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2020, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa (Hydril and other)	346	19	365
Siderca (Hydril and other)	265	93	358
Hydril	309	-	309
Other	-	54	54
Total	920	166	1,086

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

12	Right-of-use assets, net and lease liabilities

Right of use assets evolution

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	36,137	225,389	14,194	275,720
Currency translation adjustment	(839)	746	530	437
Increase due to business combinations (*)	3,461	13,730	7,556	24,747
Additions	11,534	42,573	5,034	59,141
Transfers / Reclassifications	439	(458)	136	117
Disposals	(8,800)	(8,622)	(8,835)	(26,257)
At December 31, 2020	41,932	273,358	18,615	333,905

Depreciation
Accumulated at the beginning of the year	8,330	30,581	3,683	42,594
Currency translation adjustment	(92)	145	190	243
Depreciation charge	13,200	37,671	6,920	57,791
Transfers / Reclassifications	(2,876)	1,702	1,291	117
Disposals	(3,420)	(2,106)	(3,267)	(8,793)
Accumulated at the end of the year	15,142	67,993	8,817	91,952
At December 31, 2020	26,790	205,365	9,798	241,953

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	27,713	202,352	8,335	238,400
Currency translation adjustment	(88)	6	8	(74)
Increase due to business combinations (**)	229	2,038	-	2,267
Additions	9,292	24,985	7,165	41,442
Transfers / Reclassifications	-	496	(496)	-
Disposals	(1,009)	(4,488)	(818)	(6,315)
At December 31, 2019	36,137	225,389	14,194	275,720

Depreciation
Accumulated at the beginning of the year	-	-	-	-
Currency translation adjustment	(3)	3	8	8
Depreciation charge	8,514	31,869	3,908	44,291
Transfers / Reclassifications	-	(62)	62	-
Disposals	(181)	(1,229)	(295)	(1,705)
Accumulated at the end of the year	8,330	30,581	3,683	42,594
At December 31, 2019	27,807	194,808	10,511	233,126

(*) Related to IPSCO acquisition. See note 32.

(**) Related to SSPC acquisition.

Depreciation of right-of-use assets is mainly included in Tubes segment.

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

12	Right-of-use assets, net and lease liabilities (Cont.)

Lease liability evolution

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019

Opening net book amount	230,167	234,149
Increase due to business combinations	26,046	2,267
Translation differences	7,656	2,690
Additions	58,536	36,957
Cancellations	(17,529)	(4,688)
Repayments (*)	(51,666)	(43,974)
Interest accrued	4,133	2,766
At December 31,	257,343	230,167

(*) Repayments include capital and interest.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16.9%, 40.5% and 42.6% of the total remaining payments, respectively.

Expenses related to short-term leases and low value leases (included in cost of sales and selling, general and administrative expenses) for the year 2020 amounted to $1.7 million and $3.2 million respectively and for the year 2019 amounted to $15.1 million and $1.3 million respectively. Expenses related to variable leases (included in cost of sales and selling, general and administrative expenses) were not material for the years 2020 and 2019.

13	Investments in non-consolidated companies
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	879,965	805,568
Translation differences	(31,977)	(10,781)
Equity in earnings of non-consolidated companies	108,799	82,036
Increase due to business combinations	-	20,635
Dividends and distributions declared (*)	(861)	(28,037)
Additions	-	19,610
Increase / (decrease) in equity reserves and others	1,426	(9,066)
At the end of the year	957,352	879,965

(*) Related to Ternium and Usiminas. During 2020 and 2019 $0.3 million and $29.0 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2020	2019	2020	2019
a) Ternium (*)	Luxembourg	11.46%	11.46%	830,028	751,105
b) Usiminas (**)	Brazil	3.07%	3.07%	65,144	74,593
c) Techgen	Mexico	22.00%	22.00%	19,536	9,888
d) Global Pipe Company	Saudi Arabia	35.00%	35.00%	23,421	22,550
Others	-	-	-	19,223	21,829
				957,352	879,965

(*) Including treasury shares.

(**) At December 31, 2020 and 2019 the voting rights were 5.19%.

a) Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2020, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $29.08 per ADS, giving Tenaris’s ownership stake a market value of approximately $668 million. At December 31, 2020, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $830 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

13	Investments in non-consolidated companies (Cont.)

a) Ternium (Cont.)

As of December 31, 2020, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Ternium
	2020	2019
Non-current assets	8,289,460	8,757,320
Current assets	4,566,775	4,178,213
Total assets	12,856,235	12,935,533
Non-current liabilities	2,559,485	3,452,535
Current liabilities	1,853,597	1,768,125
Total liabilities	4,413,082	5,220,660

Equity	8,443,153	7,714,873

Revenues	8,735,435	10,192,818
Gross profit	1,635,512	1,740,378
Net income for the year attributable to owners of the parent	778,468	564,269
Total comprehensive income for the year, net of tax, attributable to owners of the parent	666,667	445,473

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2020, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL15.69 ($3.02) and BRL14.61 ($2.81), respectively, giving Tenaris’s ownership stake a market value of approximately $113.8 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $65.1 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Usiminas
	2020	2019
Non-current assets	3,487,317	4,335,662
Current assets	2,276,368	2,198,449
Total assets	5,763,685	6,534,111
Non-current liabilities	1,661,605	1,955,395
Current liabilities	861,912	716,930
Total liabilities	2,523,517	2,672,325

Equity	3,240,168	3,861,786

Revenues	3,132,949	3,790,206
Gross profit	624,199	478,141
Net income for the year attributable to owners of the parent	106,361	52,779

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

13	Investments in non-consolidated companies (Cont.)

c)	Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, and started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2020, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), held 48% and 30% respectively. As of December 31, 2020, the carrying value of Tenaris’s ownership stake in Techgen was approximately $19.5 million.

Techgen entered into certain transportation capacity agreements, a contract for the purchase of power generation equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2020, Tenaris’s exposure under these agreements amounted to $48.8 million, $0.9 million and $17.6 million respectively.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the portion corresponding to Tenaris amounted to $40.5 million. As of December 31, 2020, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

Techgen is a party to a $640 million syndicated loan agreement, which is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase of 22% of the energy generated by Techgen, by the Company’s Mexican subsidiary, Tamsa, remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

d)	GPC

GPC is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of December 31, 2020, the carrying value of Tenaris’s ownership stake in GPC was approximately $23.4 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2020, SSPC’s exposure under the guarantees amounted to $131.5 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

14	Receivables – non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Employee advances and loans	4,563	6,008
Tax credits	18,046	20,065
Receivables from related parties	62,790	59,999
Legal deposits	8,600	12,378
Advances to suppliers and other advances	4,803	3,772
Receivable Venezuelan subsidiaries	48,659	48,659
Others	6,842	6,222
	154,303	157,103

15	Inventories, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Finished goods	691,922	968,329
Goods in process	417,097	612,888
Raw materials	143,558	221,954
Supplies	488,802	486,411
Goods in transit	158,929	194,015
	1,900,308	2,483,597
Allowance for obsolescence, see note 24 (i)	(263,635)	(217,717)
	1,636,673	2,265,880

16	Receivables and prepayments, net
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Prepaid expenses and other receivables	26,457	30,579
Government entities	3,075	1,867
Employee advances and loans	4,672	8,189
Advances to suppliers and other advances	14,661	17,180
Government tax refunds on exports	2,723	670
Receivables from related parties	16,217	19,837
Miscellaneous	13,961	31,145
	81,766	109,467
Allowance for other doubtful accounts, see note 24 (i)	(3,917)	(4,892)
	77,849	104,575

17	Current tax assets and liabilities

(all amounts in thousands of U.S. dollars)

	Year ended December 31,
Current tax assets	2020	2019
V.A.T. credits	106,293	112,161
Prepaid taxes	30,091	55,227
	136,384	167,388

	Year ended December 31,
Current tax liabilities	2020	2019
Income tax liabilities	27,616	64,994
V.A.T. liabilities	9,933	9,953
Other taxes	53,044	52,678
	90,593	127,625

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

18	Trade receivables, net
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Current accounts	1,017,663	1,387,494
Receivables from related parties	4,161	9,448
	1,021,824	1,396,942
Allowance for doubtful accounts, see note 24 (i)	(53,676)	(48,782)
	968,148	1,348,160

The following table sets forth details of the aging of trade receivables:

(all amounts in thousands of U.S. dollars)	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2020
Guaranteed	191,514	170,796	18,778	1,940
Not guaranteed	830,310	655,132	116,802	58,376
Guaranteed and not guaranteed	1,021,824	825,928	135,580	60,316
Expected loss rate	0.07%	0.04%	0.23%	0.72%
Allowances for doubtful accounts	(721)	(321)	(331)	(69)
Nominative allowances for doubtful accounts	(52,955)	(718)	(1,011)	(51,226)
Net Value	968,148	824,889	134,238	9,021

(all amounts in thousands of U.S. dollars)	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2019
Guaranteed	234,427	205,764	26,899	1,764
Not guaranteed	1,162,515	948,449	157,960	56,106
Guaranteed and not guaranteed	1,396,942	1,154,213	184,859	57,870
Expected loss rate	0.09%	0.04%	0.24%	0.57%
Allowances for doubtful accounts	(1,294)	(529)	(455)	(310)
Nominative allowances for doubtful accounts	(47,488)	-	(1,922)	(45,566)
Net Value	1,348,160	1,153,684	182,482	11,994

Trade receivables are mainly denominated in U.S. dollars.

19	Cash and cash equivalents and other investments

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Cash and cash equivalents
Cash at banks	117,807	118,314
Liquidity funds	98,183	1,166,697
Short – term investments	368,691	269,288
	584,681	1,554,299
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	65,874
Bonds and other fixed income	108,791	144,502
	872,488	210,376
Other investments - Non-current
Bonds and other fixed income	239,422	18,012
Others	7,660	6,922
	247,082	24,934

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

20	Borrowings

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Non-current
Bank borrowings	315,884	40,896
Costs of issue of debt	(145)	(16)
	315,739	40,880
Current
Bank borrowings	303,170	781,258
Bank overdrafts	98	24
Costs of issue of debt	-	(10)
	303,268	781,272
Total Borrowings	619,007	822,152

The maturity of borrowings is as follows:

(all amounts in thousands of U.S. dollars)

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2020
Borrowings	303,268	104,147	207,595	3,997	-	-	619,007
Total borrowings	303,268	104,147	207,595	3,997	-	-	619,007

Interest to be accrued (*)	9,829	5,068	1,014	22	-	-	15,933
Total	313,097	109,215	208,609	4,019	-	-	634,940

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2019
Borrowings	781,272	17,307	23,573	-	-	-	822,152
Total borrowings	781,272	17,307	23,573	-	-	-	822,152

Interest to be accrued (*)	11,370	1,045	117	-	-	-	12,532
Total	792,642	18,352	23,690	-	-	-	834,684

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2020	Maverick	Bilateral	50	2021
2020	Maverick	Bilateral	75	2022
2020	Tamsa	Bilateral	60	2023
2020	Tamsa	Bilateral	80	2023
2020	Tamsa	Bilateral	60	2023
2020	SSPC	Multiple Banks	81	2021 - 2024

As of December 31, 2020, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2020 and 2019, considering hedge accounting where applicable.

	2020	2019
Total borrowings	2.51%	3.18%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

20	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2020	2019
USD	Variable	274,600	-
USD	Fixed	17,936	18,370
SAR	Fixed	20,902	16,106
EUR	Fixed	1,828	5,108
EUR	Variable	473	1,296
Total non-current borrowings		315,739	40,880

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2020	2019
USD	Variable	67,823	17,092
USD	Fixed	2,322	274,799
EUR	Variable	1,015	80
EUR	Fixed	3,886	3,772
MXN	Fixed	147,997	424,964
ARS	Fixed	3,699	86
SAR	Variable	37,776	35,666
SAR	Fixed	38,750	24,797
Others	Variable	-	16
Total current borrowings		303,268	781,272

Borrowings evolution

	Year ended December 31, 2020
(all amounts in thousands of U.S. dollars)	Non current	Current
At the beginning of the year	40,880	781,272
Translation differences	266	(487)
Proceeds and repayments, net	234,455	(478,913)
Interests accrued less payments	426	(12,016)
Reclassifications	(12,940)	12,940
Increase due to business combinations	52,652	398
Overdrafts variation	-	74
At the end of the year	315,739	303,268

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible and Other	Total
At the beginning of the year	651,339	19,396	118,062	788,797
Translation differences	1,644	-	253	1,897
Increase due to business combinations	89,306	-	43,397	132,703
Charged to other comprehensive income	-	-	(1,194)	(1,194)
Income statement (credit)	(39,874)	(4,141)	(34,725)	(78,740)
At December 31, 2020	702,415	15,255	125,793	843,463

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible and Other	Total
At the beginning of the year	710,995	25,048	46,532	782,575
Translation differences	(347)	-	(4)	(351)
Increase due to business combinations	5,621	-	11,209	16,830
Charged to other comprehensive income	-	-	423	423
Income statement charge / (credit)	(64,930)	(5,652)	59,902	(10,680)
At December 31, 2019	651,339	19,396	118,062	788,797

Deferred tax assets

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)
Translation differences	1,804	513	1,996	644	4,957
Increase due to business combinations	(7,452)	(24,580)	(33,598)	(34,974)	(100,604)
Charged to other comprehensive income	-	-	-	(1,952)	(1,952)
Income statement charge / (credit)	4,093	31,534	(65,715)	10,930	(19,158)
At December 31, 2020	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)
Translation differences	362	306	497	286	1,451
Increase due to business combinations	(1,160)	(1,413)	(1,172)	(2,238)	(5,983)
Charged to other comprehensive income	-	-	-	(1,261)	(1,261)
Income statement charge / (credit)	(2,739)	(5,712)	14,100	(92,209)	(86,560)
At December 31, 2019	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)

In 2019 the effect of the adoption of IFRS 16 has been recognized as “Other” both for deferred tax assets and liabilities.

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future. This amount includes $438.8 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO. The U.S. subsidiaries have incurred in fiscal losses in the past years. The remaining balance mainly corresponds to Tenaris’s Colombian, Japanese, Canadian and Saudi Arabian subsidiaries. These subsidiaries have incurred in fiscal losses in the past one or two years. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

The expiration dates of the recognized tax losses in less than 1 year, between 2 and 5 years and in more than 5 years is approximately 0%, 1.7% and 98.3% respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

21	Deferred income tax (Cont.)

As of December 31, 2020, the net unrecognized deferred tax assets amounted to $173.7 million. The expiration dates of the unrecognized tax losses less than 1 year, between 2 and 5 years and more than 5 years is approximately 4.6%, 17.1% and 78.3% respectively.

The estimated recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Deferred tax assets to be recovered after 12 months	(640,603)	(538,274)
Deferred tax liabilities to be settled after 12 months	840,892	766,852

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Deferred tax assets	(205,590)	(225,680)
Deferred tax liabilities	254,801	336,982
	49,211	111,302

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	111,302	197,433
Translation differences	6,854	1,100
Increase due to business combinations	32,099	10,847
Charged to other comprehensive income	(3,146)	(838)
Income statement (credit)	(97,898)	(97,240)
At the end of the year	49,211	111,302

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Post-employment benefits	136,811	144,993
Other-long term benefits	64,928	85,473
Miscellaneous	43,896	20,917
	245,635	251,383

Post-employment benefits

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Unfunded	115,774	125,573
Funded	21,037	19,420
	136,811	144,993

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22	Other liabilities (Cont.)

Post-employment benefits (Cont.)

▪	Unfunded

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Values at the beginning of the year	125,573	97,318
Current service cost	4,796	7,978
Interest cost	6,496	5,526
Curtailments and settlements	(1,237)	-
Remeasurements (*)	(2,230)	7,010
Translation differences	(415)	(1,567)
Increase due to business combinations	1,566	15,660
Benefits paid from the plan	(22,955)	(9,328)
Other	4,180	2,976
At the end of the year	115,774	125,573

(*) For 2020 a loss of $1.6 million is attributable to demographic assumptions and a gain of $3.8 million to financial assumptions. For 2019 a loss of $1.3 million is attributable to demographic assumptions and a loss of $5.7 million to financial assumptions.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2020	2019
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2020, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.0 million and $7.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.1 million and $2.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Present value of funded obligations	176,309	160,412
Fair value of plan assets	(157,335)	(145,160)
Liability (*)	18,974	15,252

(*) In 2020 and 2019, $2.1 million and $4.2 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22	Other liabilities (Cont.)

Post-employment benefits (Cont.)

▪	Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	160,412	146,885
Translation differences	2,148	4,542
Current service cost	850	721
Interest cost	5,009	5,754
Remeasurements (*)	18,025	12,769
Benefits paid	(9,266)	(10,259)
Other	(869)	-
At the end of the year	176,309	160,412

(*) For 2020 a loss of $3.7 million is attributable to demographic assumptions and a loss of $14.3 million to financial assumptions.

For 2019 a loss of $0.4 million is attributable to demographic assumptions and a loss of $12.4 million to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	(145,160)	(132,438)
Translation differences	(1,729)	(4,137)
Return on plan assets	(4,411)	(5,018)
Remeasurements	(10,396)	(10,507)
Contributions paid to the plan	(5,017)	(3,589)
Benefits paid from the plan	9,266	10,259
Other	112	270
At the end of the year	(157,335)	(145,160)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2020	2019
Equity instruments	49.3%	49.0%
Debt instruments	46.8%	47.0%
Others	3.9%	4.0%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2020	2019
Discount rate	1% - 3%	3% - 4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2020, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $19.7 million and $24.2 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.9 million and $1.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2021 amounts approximately to $2.8 million.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22	Other liabilities (Cont.)

(ii)	Other liabilities – current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Payroll and social security payable	175,175	153,009
Miscellaneous	27,651	23,255
	202,826	176,264

23	Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2020	2019
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	54,599	36,089
Translation differences	(5,739)	(1,571)
Increase due to business combinations	26,542	-
Additional provisions	478	19,904
Reclassifications	557	5,641
Used	(3,219)	(5,464)
Values at the end of the year	73,218	54,599

24	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2020	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(48,782)	(4,892)	(217,717)
Translation differences	(37)	801	1,560
Increase due to business combinations	(1,930)	-	(76,776)
(Additional) allowances	(4,644)	(1,263)	(35,809)
Used	1,717	1,437	65,107
At December 31, 2020	(53,676)	(3,917)	(263,635)

Year ended December 31, 2019	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(66,535)	(6,784)	(209,796)
Translation differences	9	88	794
Increase due to business combinations	(1,788)	-	(10,761)
(Additional) / reversals allowances	16,256	1,239	(29,138)
Used	3,276	565	31,184
At December 31, 2019	(48,782)	(4,892)	(217,717)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

Year ended December 31, 2020	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	5,867	11,150	17,017
Translation differences	(5)	(975)	(980)
Increase due to business combinations	116	398	514
Additional provisions	9,728	1,751	11,479
Reclassifications	-	(557)	(557)
Used	(13,911)	(1,283)	(15,194)
At December 31, 2020	1,795	10,484	12,279

Year ended December 31, 2019	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	6,814	17,469	24,283
Translation differences	(28)	(570)	(598)
Increase due to business combinations	505	8,000	8,505
Additional / (reversals) provisions	11,880	(3,219)	8,661
Reclassifications	-	(5,641)	(5,641)
Used	(13,304)	(4,889)	(18,193)
At December 31, 2019	5,867	11,150	17,017

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Derivatives hedging borrowings and investments	10,119	19,000
Other Derivatives	1,330	929
Contracts with positive fair values	11,449	19,929

Derivatives hedging borrowings and investments	(2,250)	-
Other Derivatives	(967)	(1,814)
Contracts with negative fair values	(3,217)	(1,814)
Total	8,232	18,115

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2020 and 2019 were as follows:

(all amounts in thousands of U.S. dollars)			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2020	2019	2020	2019
MXN	USD	2021	9,838	18,999	156	404
USD	MXN	2021	(5)	(576)	-	-
USD	EUR	2021	(1,969)	-	5	-
EUR	USD	2021	543	588	-	-
JPY	USD	2021	-	(190)	-	-
USD	BRL	2021	412	(234)	85	-
JPY	USD	2030	94	-	(4,958)	2,149
USD	KWD	2021	(246)	103	(59)	38
USD	CAD	2021	-	(200)	-	-
USD	COP	2021	-	(345)	-	-
USD	CNY	2021	(482)	(167)	-	-
Others		2021	47	137	-	-
Total			8,232	18,115	(4,771)	2,591

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

25	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

(all amounts in thousands of U.S. dollars)

	Equity Reserve Dec-18	Movements 2019	Equity Reserve Dec-19	Movements 2020	Equity Reserve Dec-20
Foreign Exchange	(916)	3,507	2,591	(7,362)	(4,771)
Total Cash flow Hedge	(916)	3,507	2,591	(7,362)	(4,771)

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2020 will be recycled to the Consolidated Income Statement during 2021. For information on hedge accounting reserve, see Section III.D.

26	Contingencies, commitments and restrictions on the distribution of profits

(i)       Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, on October 9, 2018, Confab paid an amount of approximately BRL13.1 million (approximately $3.5 million at historical exchange rate), including interest, fees and expenses, settling the Chubb claim in full.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL69.9 million (approximately $13.5 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL59.9 million (approximately $11.5 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial has not yet started.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case will now proceed based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A. - Petrobras under a supply contract. Both companies have already filed their defenses. On September 28, 2020, TCU’s technical unit, advised TCU that the alleged overprice should be reduced from BRL9 million (approximately $1.7 million) to BRL401 thousand (approximately $77 thousand), and further stated that because of its immateriality, the alleged overcharge should not give rise to any penalties or indemnification obligations and acknowledged that any potential penalties would be barred as a result of the applicable statute of limitations. On November 19, 2020 the Public Prosecutor’s Office filed an opinion supporting the TCU’s technical unit’s views. TCU’s final judgment is pending. The estimated amount of this claim is BRL30.6 million (approximately $5.9 million). The Company believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.2 million (approximately $11 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. The trial is set for August 2021. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2020, the claim amounted to approximately EUR25.7 million (approximately $31.6 million), comprising EUR20.7 million (approximately $25.5 million) in principal and EUR5.0 million (approximately $6.1 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2020, these additional claims would amount to approximately EUR10.5 million (approximately $12.9 million), comprising EUR8.1 million (approximately $10.0 million) in principal and EUR2.4 million (approximately $2.9 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪	Product liability litigation

The Company’s recently acquired U.S. subsidiary, IPSCO, or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $17.6 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	An Argentine subsidiary of the Company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to its facilities. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes for an original 9-year term totalled approximately $16.8 million.

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes for an original 14-year term totalled approximately $31 million.

▪	Several of the Company’s subsidiaries entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes totalled approximately $10.9 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A subsidiary of the Company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of December 31, 2020, the aggregate commitment totalled approximately $19 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract will become effective upon delivery of the first purchase order, which has not yet occurred, and will remain in force for a 3 year term. As of December 31, 2020, the estimated aggregate contract amount calculated at current prices, is approximately $113.4 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company, entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market, Tenaris and TMK have agreed to certain accommodations relating to the MDA’s minimum annual purchase requirement for 2020 to minimize the negative impact of the crisis on both parties. Because of this, no penalties will be applied for year 2020. As of December 31, 2020, the Company’s commitment under the MDA for the remainder of its 6-year term totalled approximately $498.3 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 13 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 13 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $2.5 billion as of December 31, 2020.

(iii)       Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

27	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days from shipment date (if made to related parties) or 180 days from shipment date (if made to unrelated parties), or within 5 days of collection, if collected earlier.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 5 business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties requires the importer not to have more than $100,000 deposited in any foreign account. In addition, it will have to declare it has not accessed the market to purchase bonds and sell them for foreign currency for a period of 90 days prior to the required payment of imports, and will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

27	Foreign exchange control measures in Argentina (Cont.)

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interests) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $1 million maturing between October 15, 2020 and March 31, 2021 will need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are granted on a very restricted basis.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency markets for their foreign exchange transactions. Therefore, assets and liabilities denominated in foreign currency as of December 31, 2020, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of December 31, 2020, amounted to a net short exposure of approximately $39.6 million. As of December 31, 2020, the total net equity of Argentine subsidiaries represented approximately 8% of the total equity of Tenaris and the sales performed by Argentine subsidiaries during the year ended on December 31, 2020 amounted approximately to 12% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

28	Cash flow disclosures

(all amounts in thousands of U.S. dollars)

		Year ended December 31,
(i)	Changes in working capital	2020	2019	2018
	Inventories	828,796	311,459	(176,443)
	Receivables and prepayments and current tax assets	74,877	(34,368)	30,144
	Trade receivables	409,163	428,326	(517,579)
	Other liabilities	(34,871)	(18,295)	(22,984)
	Customer advances	(34,388)	16,844	5,976
	Trade payables	(184,442)	(180,857)	(57,066)
		1,059,135	523,109	(737,952)
(ii)	Income tax accruals less payments
	Tax accrued	23,150	202,452	229,207
	Taxes paid	(140,364)	(395,869)	(170,713)
		(117,214)	(193,417)	58,494
(iii)	Interest accruals less payments, net
	Interest accrued	8,627	(4,616)	(2,914)
	Interest received	19,613	30,890	40,613
	Interest paid	(28,778)	(30,655)	(31,548)
		(538)	(4,381)	6,151

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

29	Related party transactions

As of December 31, 2020:

▪	San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2020	2019	2018
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	20,183	20,577	23,709
	Sales of goods to other related parties	18,243	69,972	131,548
	Sales of services to non-consolidated parties	5,829	5,620	7,641
	Sales of services to other related parties	5,049	4,386	5,647
		49,304	100,555	168,545
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	84,485	174,588	245,186
	Purchases of goods to other related parties	12,892	51,765	106,624
	Purchases of services to non-consolidated parties	6,979	9,404	9,556
	Purchases of services to other related parties	18,133	54,514	46,179
		122,489	290,271	407,545

	(all amounts in thousands of U.S. dollars)	At December 31,
		2020	2019
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	78,721	78,884
	Receivables from other related parties	4,447	10,400
	Payables to non-consolidated parties	(24,914)	(19,100)
	Payables to other related parties	(2,310)	(7,048)
		55,944	63,136
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,042)	(2,064)
	Finance lease liabilities from other related parties	(810)	-
		(2,852)	(2,064)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 13 (c and d) and note 26 (ii). No other material guarantees were issued in favor of other related parties.

Directors’ and senior management compensation

During the years ended December 31, 2020, 2019 and 2018, the cash compensation of Directors and Senior managers amounted to $27.4 million, $33.7 million and $33.7 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 522, 468 and 558 thousand units for a total amount of $5.0 million, $4.8 million and $5.6 million respectively in connection with the Employee retention and long term incentive program mentioned in note II.P.3 Employee benefits – Other long term benefits.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

30	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018
Audit fees	3,781	3,846	3,841
Audit-related fees	134	50	43
Tax fees	102	7	-
All other fees	-	1	7
Total	4,017	3,904	3,891

31	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2020.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2020	2019	2018
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	NA	NA
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD. (b)	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	NA
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019 and 2018.

(b) See note 36.

(c) Tenaris holds 97.5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32	Business combinations

Acquisition of IPSCO Tubulars, Inc.

▪	Acquisition and price determination

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price was subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On June 25, 2020 Tenaris and PAO TMK signed a Letter Agreement in which they settled the discussions regarding certain adjustments on the transaction price. The parties finally determined the closing price in an amount equal to $1,029 million, which is less than the closing price paid by an amount equal to $38.5 million. This amount was collected on July 2, 2020 and this agreement implies that all disputes relating to the closing statement were resolved.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand in 2020, all of IPSCO’s facilities were temporarily closed but some of them are expected to resume operations during the 2021 as market continues to improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) for more information see note 26 (ii).

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020. The acquired business contributed revenues for $186.7 million, mainly assigned to Tubes segment, with a minor contribution to the Company’s margin for the period starting January 2, 2020 and ending December 31, 2020.

▪	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended December 31, 2020, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as inventory, property, plant and equipment, other liabilities and deferred tax assets.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	503
Intangible assets	170
Working capital	138
Cash and Cash Equivalents	4
Borrowings	(53)
Provisions	(27)
Other assets and liabilities, net	(63)
Net assets acquired	672

Tenaris acquired total assets and liabilities shown above, for approximately $1,029 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $357 million. The goodwill is not deductible for tax purposes.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32	Business combinations (Cont.)

Acquisition of IPSCO Tubulars, Inc. (Cont.)

▪	Fair value of net assets acquired (Cont.)

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities.

After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the goodwill mentioned above was impaired, for more information see note 5.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see note 26 (i).

Acquisition of Saudi Steel Pipe Company

▪	Acquisition and price determination

On January 21, 2019, Tenaris acquired 47.79% of the shares of SSPC, a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSPC’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSPC’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSPC. Such appointment was ratified at the shareholders meeting of SSPC held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSPC’s balances and results of operations as from January 21, 2019.

▪	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions specially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million

Property, Plant and Equipment	671	179
Customer relationship	305	81
Investment in associated	77	21
Working capital	167	45
Cash and Cash Equivalents	32	9
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Deferred Tax Liabilities	(47)	(13)
Net assets acquired	853	228

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $109 million. As of the result of the acquisition, the Company recognized a Goodwill of approximately $32.9 million. Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32	Business combinations (Cont.)

Acquisition of Saudi Steel Pipe Company (Cont.)

▪	Fair value of net assets acquired (Cont.)

The acquired business contributed revenues for $170.6 million with a minor contribution to Tenaris’s margin for the period starting January 21, 2019 and ending December 31, 2019.

If the acquisition had occurred on January 1, 2019, consolidated revenue and profit after tax would have not changed significantly.

The purchase price allocation has been done with the assistance of a third party expert.

33	Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%.

During 2019, all the regulatory approvals and other customary conditions had been obtained and $19.6 million in the project were injected.

In 2020, activities proceeded with the completion of all the engineering to get the construction permit while on-site activities faced some delays due to COVID-19. Therefore, no additional contributions were made during 2020.

The plant, which is estimated to require a total investment of $280 million is planned to have an annual production capacity of 300,000 tons and is estimated to be completed by the end of 2022.

34	Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into an agreement with Inner Mongolia Baotou Steel Union Co. Ltd. to build a steel pipe premium connection threading plant to produce OCTG products in Baotou, China. Under the agreement, Tenaris owns 60% of shares in the new company, while Inner Mongolia Baotou Steel Union Co. Ltd. holds the remaining 40%. The Company began consolidating balances and results of operations in December 2020. The plant, which is estimated to require a total investment of $32.6 million and a 1-year construction period, is planned to have an annual production capacity of 70 thousand tons. During 2020, the Company contributed $2.3 million to the project.

35	Closure of facilities at JFE’s Keihin steel complex

Tenaris’s seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

36	Closure of Prudential Steel LTD

Tenaris’s facility of Prudential Steel LTD, located in Calgary, Alberta, has been closed down and the pipe manufacturing operations of seamless, welded and premium products in Canada will be consolidated at Algoma Tubes Inc. in Sault Ste. Marie, Ontario with an additional investment of $72 million. This repositioning of the industrial activities, which will be completed by November 2021, will strengthen the competitiveness and increase the domestic production capabilities for the Canadian market.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

37	Cancellation of title deed in Saudi Steel Pipe Company

The Company has recently learned through the Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam and were purchased from a private entity on February 13, 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public, and the legal basis for the court order is unknown. SSPC is currently assessing the effects of the court order and the available alternatives to protect the land and reinstate the title deeds. At this time, it is not possible to predict the outcome of this matter.

38	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2020, post-award interest amounted to approximately $83.4 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs incurred in connection with the rectification proceedings. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On March 24, 2017, an ad hoc committee constituted to decide on Venezuela´s requests rendered its decision to lift the stay of enforcement of the award. On August 8, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela subsequently appeared in the proceedings but did not oppose the entry of default judgment on the award. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.2 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

38	Nationalization of Venezuelan Subsidiaries (Cont.)

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137.0 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2020 amounted to approximately $132.4 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On February 23, 2018, an ad hoc committee constituted to decide on Venezuela’s requests rendered its decision to lift the stay of enforcement of the award. On December 28, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela subsequently appeared in the proceedings but did not oppose the entry of default judgment on the award. It is expected that the Tavsa award will also be converted into a judgment.

The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

As of December 31, 2020, Tenaris or its subsidiaries have net receivables related to its interest in the Venezuelan Companies for a total amount of approximately $48.7 million. See note III.B.

39	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (“SARS-CoV-2”) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus, the surfacing of new strains of the virus in several countries, and the measures taken to contain it have triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia launched a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (“WTI”) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. Since then, the price of oil has been recovering and currently stands above the level of $55 per barrel, bolstered by the actions to cut production taken by OPEC+ and the recovery of oil demand, as the global economy, especially industrial production, recovers and COVID-19 vaccination programs begin. With consumption exceeding production excess oil inventories built up in the first half of 2020 are being gradually reduced. The worldwide demand of oil, which stood at 100 million barrels per day in December 2019, fell to around 75-80 million barrels per day in April 2020 before recovering to around 94 million barrels per day in December 2020. Drilling activity in the United States and Canada, where it was most affected, has begun to recover but remains well below the level it was prior to the pandemic, while, in the rest of the world, any recovery will take longer following the reductions in investment plans made by oil and gas companies in response to the pandemic. There remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the COVID-19 virus appearing and the effectiveness of vaccination programs still to be seen.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

39	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

Status of our operations

Although restrictions imposed in connection with the COVID-19 pandemic have been lifted in some countries where Tenaris operates, it is currently not possible to predict whether such measures will be relaxed further, reinstated or made more stringent. In addition, Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may perform additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of professional employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Risks associated with the COVID-19 pandemic and the oil & gas crisis

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 and new strains of the virus may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

Mitigating actions

In order to mitigate the impact of expected lower sales, starting from the first quarter 2020, Tenaris implemented a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. These actions included:

•	adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines;

•	introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	downsizing our fixed cost structure, including through pay reductions for senior management and board members, as well as R&D expenses, for a total annual savings of approximately $230 million on a yearly basis;

•	reducing capital expenditures by $157 million in comparison to 2019 levels;

•	reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	increasing our focus on managing customer credit conditions.

As of the date of these Consolidated Financial Statements, these rightsizing initiatives are largely complete and the principal objectives have been achieved; some residual actions are still ongoing.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

39	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019. On November 4, 2020, the Company’s Board of Directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $82.6 million, paid on November 25, 2020.

As of the date of these Consolidated Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $1,085 1 million as of the end of December 2020 and a manageable debt amortization schedule.

Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Considering the global situation, the Company has renegotiated and continues to renegotiate existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

40	Subsequent event

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2021, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2021, the payment of an annual dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million, which includes the interim dividend of $0.07 per share ($0.14 per ADS) or approximately $83 million, paid on November 25, 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo

Chief Financial Officer

1 Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).